September 17, 2020

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suying Li
Rufus Decker

Re:	Clear Channel Outdoor Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-32663

Ladies and Gentlemen:

Set forth below is the response of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 18, 2020 with respect to the Company’s Annual Report on Form 10-K filed on February 27, 2020.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 39

1.

Net loss as adjusted for non-cash and non-operating items appears to represent a non- GAAP measure. Please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K.

Response:

In future filings, starting with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2020, the Company will not present the subtotal of net loss as adjusted for non-cash and non-operating items. In lieu of presenting this subtotal, the Company intends to discuss any material changes in non-cash and non-recurring items that impact the reported cash flows from operations without similar subtotals.

Item 8.	Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 52

2.

Please tell us with quantification the significant components of accrued expenses as of each balance sheet date. Also, separately disclose any components that exceed the thresholds of Rule 5-02.20 of Regulation S-X.

Response:

Significant components of accrued expenses as of December 31, 2019 and 2018 are set forth in the table below. Other is an accumulation of individually insignificant accruals that do not meet the threshold of Rule 5-02.20 of Regulation S-X. In future filings, starting with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2020, the Company will include footnote disclosure detailing the components of accrued expenses that exceed 5% of total current liabilities pursuant to Rule 5-02.20.

(In thousands)	December 31, 2019	December 31, 2018
Employee related liabilities	$171,463	$157,160
Rent	140,247	185,105
Other	192,229	186,217

Total accrued expenses	$503,939	$528,482

Consolidated Statements of Cash Flows, page 55

3.

Please revise the change in other operating assets and liabilities, net line item to present changes in assets separately from liabilities and further breakout any material components. Refer to ASC paragraphs 230-10-45-7 and 45-29.

Response:

In future filings, starting with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2020, the Company will present changes in other operating assets separately from changes in other operating liabilities, and will break out non-cash lease expense and changes in operating lease liabilities separately as discussed further in the response to Question 4 below. The remaining components of the balance sheet line items other assets and other long-term liabilities are presented in Note 13, Other Information, of Item 8, Financial Statements and Supplementary Data, of the 2019 10-K, and we believe this presentation provides sufficient information regarding other components of the changes in other operating assets and liabilities.

4.

Please tell us the amount of non-cash lease expense in each period presented and clarify where this reconciling item is presented in arriving at net cash provided by operating activities. Also, present this non-cash lease expense as a separate reconciling item or tell us how you determined that combining it with other amounts in the same reconciling item is appropriate. Refer to ASC 230-10-10-2.c., ASC 230-10-45-29 and ASC 842-20-50-2.

Response:

Since the adoption of ASC Topic 842, Leases, in 2019, the Company’s Consolidated Statements of Cash Flows has presented the change in the operating lease right-of-use assets and operating lease liabilities as a net amount, which was $7.1 million within the line “changes in other operating assets and liabilities, net.” Non-cash operating lease expense, which represents the change in our operating right-of-use assets due to operating lease expense less operating lease liability accretion, for the year ended December 31, 2019 was $400.4 million. The change in operating lease liabilities due to lease payments less operating lease liability accretion was $407.5 million. The net amount of these figures, representing the difference between operating lease expense and cash payments, was $7.1 million, which was not considered material for separate presentation. In future filings, starting with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2020, the Company will present changes in assets separate from liabilities, including presenting non-cash operating lease expense as a separate reconciling item and separately presenting the changes in operating lease liabilities in the Consolidated Statements of Cash Flows. This change will not affect the amount of net cash provided by operating activities for any of the periods presented.

The Company adopted ASC Topic 842, Leases, on a modified retrospective basis as of January 1, 2019, using the optional transition method provided by ASU 2018-11. Operating lease right-of-use assets and operating lease liabilities were not recognized on the balance sheet under ASC Topic 840, Leases. As a result, the Company did not separately present the non-cash operating lease expense reconciling item described above for the years ended December 31, 2018 and 2017. The Company’s straight-line lease adjustment, defined as the difference between cash payments and straight-line operating lease expense, for the year ended December 31, 2018 was $3.6 million and was not material for separate presentation within the Company’s Consolidated Statements of Cash Flows. The Company included the amount within changes in operating assets and liabilities.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 874-2722.

Sincerely,

/s/ Jason A. Dilger

Jason A. Dilger Chief Accounting Officer

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